Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

June 12, 2014

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to a Basket of International Equity Indices	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment. This graph shows a payout profile at maturity.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure

A basket of international equity indices comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) and the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”) (each, a “Basket Component”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 85%, and the MSCI Emerging Markets Index will be given an initial weight of 15%

Automatic Call	The notes will be called automatically on any Observation Date if the value of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amount	$10.80 if called on the first Observation Date and $11.60 if called on the second Observation Date
Payout Profile at Maturity

•    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk

Step Up Value	[116% to 122%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.60 to $2.20] per unit, a [16% to 22%] return over the principal amount, to be determined on the pricing date
Threshold Value	95% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000110465914045397/a14-14528_12fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•               If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•               Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•               Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Component. Due to its higher weighting in the Basket, changes in the level of the EURO STOXX 50® Index will have a more substantial impact on the value of the Basket than similar changes in the level of the MSCI Emerging Market Index.

•               The initial estimated value of the notes on the pricing date will be less than their public offering price.

•               If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•               If called, your return on the notes is limited to the applicable Call Premium.

•               You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•               Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.

•               An investment in the notes will involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.